Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Better World Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated August 31, 2020, except for Note 8 as to which the date is November 9, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Better World Acquisition Corp. as of August 7, 2020 and for the period from August 5, 2020 (inception) through August 7, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-249374), of Better World Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

November 12, 2020